Exhibit 99.1
Independent Auditors’ Report
The Board of Directors
Martin Midstream GP LLC:
     We have audited the accompanying consolidated balance sheet of Martin Midstream GP LLC as of December 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.
     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Martin Midstream GP LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Shreveport, Louisiana
May 7, 2007

MARTIN MIDSTREAM GP LLC
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets

Cash	$4,578	$3,675
Accounts and other receivables, less allowance for doubtful accounts of $242 and $394	58,676	56,712
Product exchange receivables	1,982	7,076
Inventories	26,169	33,019
Due from affiliates	1,100	1,330
Other current assets	1,317	2,049

Total current assets	93,822	103,861

Property, plant and equipment, at cost	339,731	323,967
Accumulated depreciation	(80,860)	(76,122)

Property, plant and equipment, net	258,871	247,845

Goodwill	27,600	27,600
Investment in unconsolidated entities	73,406	70,651
Other assets, net	6,594	7,512

	$460,293	$457,469

Liabilities and Members’ Equity

Current installments of long-term debt	$75	$74
Trade and other accounts payable	55,239	53,450
Product exchange payables	6,018	14,737
Due to affiliates	9,899	12,612
Other accrued liabilities	3,452	3,876

Total current liabilities	74,683	84,749

Long-term debt	190,001	174,021
Other long-term obligations	3,107	2,626

Total liabilities	267,791	261,396

Minority interests	191,574	195,302
Members’ equity	928	771

	192,502	196,073

Commitments and contingencies	$460,293	$457,469

See accompanying notes to the consolidated balance sheets

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
     Martin Midstream GP LLC (the “General Partner”) is a single member Delaware limited liability company formed on June 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the “Company”). The General Partner owns a 2% general partner interest and incentive distribution rights in the Company. The General Partner is a wholly owned subsidiary of Martin Resource Management Corporation (“MRMC”).
     In June 2005 the FASB ratified EITF Issue 04-5, a framework for addressing when a limited Company should be consolidated by its general partner. The framework presumes that a sole general partner in a limited Company controls the limited Company, and therefore should consolidate the limited Company. The presumption of control can be overcome if the limited partners have (a) the substantive ability to remove the sole general partner or otherwise dissolve the limited Company or (b) substantive participating rights. The EITF reached a conclusion on the circumstances in which either kick-out rights or participating rights would be considered substantive and preclude consolidation by the general partner. Based on the guidance in the EITF, the general partner concluded that the Company should be consolidated. As such, the accompanying balance sheets have been consolidated to include the General Partner and the Company.
     Martin Midstream Partners L.P. (the “Company”) is a publicly traded limited Company which provides terminalling and storage services for petroleum products and by-products, natural gas services, marine transportation services for petroleum products and by-products, sulfur gathering, processing and distribution and fertilizer manufacturing and distribution.
     On November 10, 2005, the Company acquired Prism Gas Systems I, L.P. (“Prism Gas”) which is engaged in the gathering, processing and marketing of natural gas and natural gas liquids, predominantly in Texas and northwest Louisiana. Through the acquisition of Prism Gas, the Company also acquired 50% ownership interest in Waskom Gas Processing Company (“Waskom”), the Matagorda Offshore Gathering System (“Matagorda”), and the Panther Interstate Pipeline energy LLC (“Panther”) each accounted for under the equity method of accounting.
     The petroleum products and by-products the Company collects, transports, stores and distributes are produced primarily by major and independent oil and gas companies who often turn to third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. The Company operates primarily in the Gulf Coast region of the United States, which is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.
     (2) SIGNIFICANT ACCOUNTING POLICIES
     (a) Principles of Presentation and Consolidation
     The consolidated balance sheets include the financial position of the General Partner and the Company and its wholly-owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation. As the General Partner only has a 2% interest in the Company, the remaining 98% not owned is shown as minority interests in the consolidated balance sheets. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No 46(R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether they are the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated balance sheet in accordance with FIN 46(R). No such variable interest entities exist as of March 31, 2007 and December 31, 2006.
     (b) Product Exchanges
     Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the “FIFO” method) or market.

     (c) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by using the “FIFO” method for all inventories.
     (d) Revenue Recognition
Revenue for the Company’s five operating segments is recognized as follows:
Terminalling and storage – Revenue is recognized for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, revenue is recognized based on the volume moved through our terminals at the contracted rate. When lubricants and drilling fluids are sold by truck, revenue is recognized upon delivering product to the customers as title to the product transfers when the customer physically receives the product.
Marine transportation – Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.
Natural gas/LPG services – Natural gas gathering and processing revenues are recognized when title passes or service is performed. LPG distribution revenue is recognized when product is delivered by truck to our LPG customers, which occurs when the customer physically receives the product. When product is sold in storage, or by pipeline, the Company recognizes LPG distribution revenue when the customer receives the product from either the storage facility or pipeline.
Sulfur – Revenue is recognized when the customer takes title to the product, either at our plant or the customer facility.
Fertilizer – Revenue is recognized when the customer takes title to the product, either at our plant or the customer facility.
     (e) Equity Method Investments
     The Company uses the equity method of accounting for investments in unconsolidated entities where the ability to exercise significant influence over such entities exists. Investments in unconsolidated entities consist of capital contributions and advances plus the Company’s share of accumulated earnings less capital withdrawals and dividends. Any excess of cost over the underlying equity in net assets is recognized as goodwill. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, this goodwill is not subject to amortization and is accounted for as a component of the investment. Equity method investments are subject to impairment under the provisions of Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.
     (f) Property, Plant, and Equipment
     Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using straight-line method over the estimated lives of the respective assets.
     Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.
     (g) Goodwill and Other Intangible Assets
     Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Other intangible assets primarily consists of covenants not-to-compete obtained through business combinations and are being amortized over the life of the respective agreements.

     (h) Debt Issuance Costs
     In connection with the Company’s multi-bank credit facility, on November 10, 2005, it incurred debt issuance costs of $3,258. In connection with the amendment and expansion of the Company’s multi-bank credit facility on June 30, 2006, it incurred debt issuance costs of $372. These debt issuance costs, along with the remaining unamortized deferred issuance costs relating to the line of credit facility as of November 10, 2005 which remain deferred, are amortized over 60 month term of the new debt arrangement. The unamortized balance of debt issuance costs, classified as other assets amounted to $3,899 at March 31, 2007 and $4,169 at December 31, 2006.
     (i) Impairment of Long-Lived Assets
     In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company performed its annual test in the third quarters of 2006 with no indication of impairment.
     (j) Asset Retirement Obligation
     Under SFAS No. 143, Accounting for Asset Retirement Obligations (“Statement No. 143”), an Asset Retirement Obligation (“ARO”) which consists of costs associated with legal obligations to retire tangible, long-lived assets is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted over time towards the ultimate obligation amount and the capitalized costs are depreciated over the useful life of the related asset. Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS 143, clarifies that the recognition and measurement provisions of SFAS 143 apply to asset retirement obligations in which the timing or method of settlement may be conditional on a future event that may or may not be within the control of the entity. The Company’s fixed assets include land, buildings, transportation equipment, storage equipment, marine vessels and operating equipment.
     The transportation equipment includes pipeline systems. The Company transports LPGs through the pipeline system and gathering system. The Company also gathers natural gas from wells owned by producers and delivers natural gas and NGLs on our pipeline systems, primarily in Texas and Louisiana to the fractionation facility of our 50% owned joint venture. The Company is obligated by contractual or regulatory requirements to remove certain facilities or perform other remediation upon retirement of our assets. However, the Company is not able to reasonably determine the fair value of the asset retirement obligations for our trunk and gathering pipelines and our surface facilities, since future dismantlement and removal dates are indeterminate. In order to determine a removal date of our gathering lines and related surface assets, reserve information regarding the production life of the specific field is required. As a transporter and gatherer of natural gas, the Company is not a producer of the field reserves, and therefore does not have access to adequate forecasts that predict the timing of expected production for existing reserves on those fields in which the Company gathers natural gas. In the absence of such information, the Company is not able to make a reasonable estimate of when future dismantlement and removal dates of our gathering assets will occur. With regard to our trunk pipelines and their related surface assets, it is impossible to predict when demand for transportation of the related products will cease. Our right-of-way agreements allow us to maintain the right-of-way rather than remove the pipe. In addition, the Company can evaluate its trunk pipelines for alternative uses, which can be and have been found. The Company will record such asset retirement obligations in the period in which more information becomes available for the Company to reasonably estimate the settlement dates of the retirement obligations.
     (k) Derivative Instruments and Hedging Activities
     Derivative Instruments and Hedging Activities—SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, established accounting and reporting standards for derivative instruments and hedging activities. It requires that all derivatives be included on the balance sheet as an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If such hedge accounting criteria are met, the change is deferred in shareholders’ equity as a component of accumulated other comprehensive income. The deferred items are recognized in the period the derivative contract is settled.
     Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. As of March 31, 2007 and December 31, 2006, the Company has designated a portion of its derivative instruments as qualifying cash flow hedges. Fair value changes for these hedges have been recorded in other comprehensive income as a component of equity.
     (l) Allowance for Doubtful Accounts
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.
     (m) Unit Grants
     In January 2006, the Company issued 1,000 restricted units to each of its three independent, non-employee directors under its long-term incentive plan. These units vest in 25% increments on the anniversary of the grant date each year and will be fully vested in January 2010. The Company accounts for the transaction under EITF Issue 96-18 “Accounting for Equity Instruments That are Issued to other than Employees For Acquiring, or in Conjunction with Selling, Goods or Services.”
     (n) Incentive Distribution Rights
     The General Partner holds a 2% general partner interest and certain incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution, any cumulative arrearages on common units, and certain target distribution levels have been achieved. The Company is required to distribute all of its available cash from operating surplus, as defined in the Company agreement. The target distribution levels entitle the general partner to receive 15% of quarterly cash distributions in excess of $0.55 per unit until all unit holders have received $0.625 per unit, 25% of quarterly cash distributions in excess of $0.625 per unit until all unit holders have received $0.75 per unit, and 50% of quarterly cash distributions in excess of $0.75 per unit. For the three months ended March 31, 2007, the general partner received incentive distributions. Such distributions have been eliminated in the accompanying consolidated balance sheet.
     (o) Use of Estimates
     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare their consolidated balance sheets in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
     (p) Environmental Liabilities
     The Company’s policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

     (q) Income Taxes
     The General Partner is a disregarded entity for federal income tax purposes. Its activity is included in the consolidated federal income tax return of MRMC; however, for financial reporting purposes, current federal income taxes are computed and recorded as if the General Partner filed a separate federal income tax return.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax liabilities relating primarily to the timing of recognizing partnership earnings and insurance revenues totaled $436 and $407 at March 31, 2007 and December 31, 2006, respectively, and are included in other liabilities in the accompanying balance sheet.
     The operations of the Company are generally not subject to income taxes and as a result, the Company’s income is taxed directly to its owners.
     On May 18, 2006, the Texas Governor signed into law a Texas margin tax (H.B. No. 3) which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component. Since the tax base on the Texas margin tax is derived from an income-based measure, the margin tax is construed as an income tax and, therefore, the provisions of SFAS 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Therefore, the Company has calculated its deferred tax assets and liabilities for Texas based on the new margin tax. The cumulative effect of the change and subsequent changes in deferred tax assets and liabilities are immaterial. At March 31, 2007, the Company has recorded a liability attributable to the Texas Margin tax of $135.
(3) IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In September 2006, the FASB issued FAS 157, which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Partnership from the adoption of FAS 157 in 2008 will depend on the Partnership’s assets and liabilities at that time that are required to be measured at fair value.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) issued EITF No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. This pronouncement provides additional accounting guidance for situations involving inventory exchanges between parties to that contained in APB Opinion no. 29, Accounting for Nonmonetary Transactions and SFAS 153, Exchanges of Nonmonetary Assets. The standard is effective for new arrangements entered into in reporting periods beginning after March 15, 2006. The adoption did not have a material impact on the Company’s consolidated balance sheet.
     In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, which was effective for the Partnership beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles be retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 did not have a material effect on the Company’s consolidated balance sheet.
(4) ACQUISITIONS
     (a) Asphalt Terminals. In August 2006 and October 2006, respectively, the Company acquired the assets of Gulf States Asphalt Company LP and Prime Materials and Supply Corporation (“Prime”), for $4,842 which was allocated to property, plant and equipment. The assets are located in Houston, Texas and Port Neches, Texas. The Company entered into an agreement with Martin Resource Management, which Martin Resource Management will operate the facilities through a terminalling service agreement based upon throughput rates and will assume all additional expenses to operate the facility.

     (b) Corpus Christi Barge Terminal. In July 2006, the Company acquired a marine terminal located near Corpus Christi, Texas and associated assets from Koch Pipeline Company, LP for $6,200 which was all allocated to property, plant and equipment. The terminal is located on approximately 25 acres of land, and includes three tanks with a combined shell capacity of approximately 240,000 barrels, pump and piping infrastructure for truck unloading and product delivery to two oil docks, and there are several pumps, controls, and an office building on site for administrative use.
     (c) Marine Vessels. In November 2006, the Company acquired the La Force, an offshore tug, for $6,001 from a third party. This vessel is a 5,100 horse power offshore tug that was rebuilt in 1999 with new engines installed in 2005.
     In January 2006, the Company acquired the Texan, an offshore tug, and the Ponciana, an offshore NGL barge, for $5,850 from Martin Resource Management. The acquisition price was based on a third-party appraisal. In March 2006, these vessels went into service under a long term charter with a third party. In February 2006, the Company acquired the M450, an offshore barge, for $1,551 from a third party. In March 2006, this vessel went into service under a one-year evergreen charter with an affiliate of MRMC.
(5) INVENTORIES
     Components of inventories at March 31, 2007 and December 31, 2006 were as follows:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Liquefied petroleum gas	$11,387	$17,061
Sulfur	2,445	4,397
Fertilizer — raw materials and packaging	2,603	2,412
Fertilizer — finished goods	5,152	4,807
Lubricants	3,018	2,592
Other	1,564	1,750

	$26,169	$33,019

(6) PROPERTY, PLANT AND EQUIPMENT
     At March 31, 2007 and December 31, 2006 , property, plant, and equipment consisted of the following:

		March 31, 2007	December 31, 2006
	Depreciable Lives	(Unaudited)	(Audited)
Land	—	$13,652	$12,559
Improvements to land and buildings	10-39 years	29,520	26,868
Transportation equipment	3- 7 years	537	531
Storage equipment	5-20 years	23,151	22,343
Marine vessels	4-30 years	125,321	124,323
Operating equipment	3-30 years	103,990	103,929
Furniture, fixtures and other equipment	3-20 years	1,450	1,450
Construction in progress		42,110	31,964

		$339,731	$323,967

(7) GOODWILL AND OTHER INTANGIBLE ASSETS
     The following information relates to goodwill balances as of the periods presented:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Carrying amount of goodwill:
Marine transportation	$2,026	$2,026
Natural gas/LPG services	20,225	20,225
Sulfur	4,533	4,533
Fertilizer	816	816

	$27,600	$27,600

     The following information relates to covenants not-to-compete as of the periods presented:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Covenants not-to-compete:
Terminalling and storage	$1,398	$1,561
Natural gas/LPG services	600	600
Sulfur	100	100
Fertilizer	690	690

	2,839	2,951
Less accumulated amortization	1,025	877

	$1,763	$2,074

The covenants not-to-compete are in the consolidated balance sheets as other assets, net.
(8) RELATED PARTY TRANSACTIONS
     Amounts due to affiliates in the consolidated balance sheets as of March 31, 2007 (unaudited) and December 31, 2006, are primarily with MRMC and its affiliates and Waskom.
     The General Partner’s balances are primarily related to (1) Company cash distributions that were paid to a related party on behalf of the General Partner and (2) director fees that were paid by a related party on behalf of the General Partner. The Company contributions and distributions have been eliminated in the accompanying consolidated balance sheet.
     The Company’s balances are related to transactions involving the purchase and sale of LPG products, lube oil products, sulfur and sulfuric acid products, fertilizer products; land and marine transportation services; terminalling and storage services, and other purchases of products and services representing operating expenses.
(9) INVESTMENT IN UNCONSOLIDATED COMPANYS AND JOINT VENTURES
     The Company, through its subsidiary Prism Gas Systems I, L.P. (“Prism Gas”), owns 50% ownership interests in Waskom Gas Processing Company (“Waskom”), Matagorda Offshore Gathering System (“Matagorda”) and Panther Interstate Pipeline Energy LLC (“PIPE”). Each of these interests are accounted for under the equity method of accounting.
     On June 30, 2006, the Company, through its Prism Gas subsidiary, acquired a 20% ownership interest in a Company for approximately $196, which owns the lease rights to the assets of the Bosque County Pipeline (“BCP”). BCP is an approximate 67 mile pipeline located in the Barnett Shale extension. The pipeline traverses four counties with the most concentrated drilling occurring in Bosque County. BCP is operated by Panther Pipeline Ltd. who is the 42.5% interest owner. This interest is accounted for under the equity method of accounting.
     In accounting for the acquisition of the interests in Waskom, Matagorda and PIPE, the carrying amount of these investments exceeded the underlying net assets by approximately $46,176. The difference was attributable to property and equipment of $11,872 and equity method goodwill of $34,304. The excess investment relating to property and equipment is being amortized over an average life of 20 years, which approximates the useful life of the underlying assets. Such amortization amounted to $148 for the three months ended March 31, 2007 and has been recorded as a reduction of equity in earnings of unconsolidated equity method investees. The remaining unamortized excess investment relating to property and equipment was $11,131 and $11,279 at March 31, 2007 and December 31, 2006. The equity-method goodwill is not amortized in accordance with SFAS 142; however, it is analyzed for impairment annually.

     Certain financial information related to the Company’s investments in the unconsolidated equity method investees as of March 31, 2007 and December 31, 2006 is shown below:

	Investments
	As of	As of
	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
Waskom	$67,569	$64,937
Matagorda	3,853	3,786
PIPE	1,807	1,718
BCP	177	210

	$73,406	$70,651

	As of	As of
	March 31,	December 31,
	2007	2006
Waskom	(Unaudited)	(Audited)
Total assets	$58,977	$53,260
Partners’ capital	50,989	45,450
(10) LONG-TERM DEBT
     At March 31, 2007 and December 31, 2006, long-term debt consisted of the following:

	March 31,	December 31,
	2007	2006
**$120,000 Revolving loan facility at variable interest rate (7.50%* weighted average at March 31, 2007), due November 2010 secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries	$60,000	$44,000
***$130,000 Term loan facility at variable interest rate (7.69%* at March 31, 2007), due November 2010, secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries	130,000	130,000
Other secured debt maturing in 2008, 7.25%	76	95

Total long-term debt	190,076	174,095
Less current installments	75	74

Long-term debt, net of current installments	$190,001	$174,021

*	Interest rate fluctuates based on the LIBOR rate plus an applicable margin set on the date of each advance. The margin above LIBOR is set every three months. Indebtedness under the credit facility bears interest at either LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for revolving loans that are LIBOR loans ranges from 1.50% to 3.00% and the applicable margin for revolving loans that are base prime rate loans ranges from 0.50% to 2.00%. The applicable margin for term loans that are LIBOR loans ranges from 2.00% to 3.00% and the applicable margin for term loans that are base prime rate loans ranges from 1.00% to 2.00%. The applicable margin for existing borrowings is 2.50%. Effective April 1, 2007, the applicable margin for existing borrowings decreased to 2.00%. We incur a commitment fee on the unused portions of the credit facility.

**	Effective December 13, 2006, the Company entered into a cash flow hedge that swaps $40,000 of floating rate to fixed rate. The fixed rate cost is 4.82% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in December 2009.

***	The $130,000 term loan has $105,000 hedged. Effective April 13, 2006, the Company entered into a cash flow hedge that swaps $75,000 of floating rate to fixed rate. The fixed rate cost is 5.25% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in November 2010. Effective March 28, 2007, the Company entered into an additional interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This cash flow hedge matures in March 2010.
     On August 18, 2006, the Company purchased certain terminalling assets and assumed associated long term debt of $113 with a fixed rate cost of 7.25%.
     On November 10, 2005, the Company entered into a new $225,000 multi-bank credit facility comprised of a $130,000 term loan facility and a $95,000 revolving credit facility, which includes a $20,000 letter of credit sub-limit. This credit facility also includes procedures for additional financial institutions to become revolving lenders, or for any existing revolving lender to increase its revolving commitment, subject to a maximum of $100,000 for all such increases in revolving commitments of new or existing revolving lenders. Effective June 30, 2006, we increased our revolving credit facility $25,000 resulting in a committed $120,000 revolving credit facility. The revolving credit facility is used for ongoing working capital needs and general Company purposes, and to finance permitted investments, acquisitions and capital expenditures. Under the amended and restated credit facility, as of March 31, 2007, we had $60,000 outstanding under the revolving credit facility and $130,000 outstanding under the term loan facility. As of March 31, 2007, we had $59,900 available under our revolving credit facility.
     On July 14, 2005, the Company issued a $120 irrevocable letter of credit to the Texas Commission on Environmental Quality to provide financial assurance for its used oil handling program.
     The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in its operating subsidiaries. The Company may prepay all amounts outstanding under this facility at any time without penalty.
     In addition, the credit facility contains various covenants, which, among other things, limit the Company’s ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless it is the survivor; (iv) sell all or substantially all of its assets; (v) make certain acquisitions; (vi) make certain investments; (vii) make certain capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; (xi) engage in other types of business; and (xii) incur indebtedness or grant certain liens for its joint ventures.
     The credit facility also contains covenants, which, among other things, require the Company to maintain specified ratios of: (i) minimum net worth (as defined in the credit facility) of $75,000 plus 50% of net proceeds from equity issuances after November 10, 2005; (ii) EBITDA (as defined in the credit facility) to interest expense of not less than 3.0 to 1.0 at the end of each fiscal quarter; (iii) total funded debt to EBITDA of not more than (x) 5.5 to 1.0 for the fiscal quarter ended September 30, 2005, (y) 5.25 to 1.00 for the fiscal quarters ending December 31, 2005 through September 30, 2006, and (z) 4.75 to 1.00 for each fiscal quarter thereafter; and (iv) total secured funded debt to EBITDA of not more than (x) 5.50 to 1.00 for the fiscal quarter ended September 30, 2005, (y) 5.25 to 1.00 for the fiscal quarters ending December 31, 2005 through September 20, 2006, and (z) 4.00 to 1.00 for each fiscal quarter thereafter. The Company was in compliance with the debt covenants contained in credit facility for the year ended December 31, 2006 and as of March 31, 2007.
     On November 10 of each year, commencing with November 10, 2006, the Company must prepay the term loans under the credit facility with 75% of Excess Cash Flow (as defined in the credit facility), unless its ratio of total funded debt to EBITDA is less than 3.00 to 1.00. There were no prepayments made under the term loan through March 31, 2007. If the Company receives greater than $15,000 from the incurrence of indebtedness other than under the credit facility, it must prepay indebtedness under the credit facility with all such proceeds in excess of $15,000. Any such prepayments are first applied to the term loans under the credit facility. The Company must prepay revolving loans under the credit facility with the net cash proceeds from any issuance of its equity. The Company must also prepay indebtedness under the credit facility with the proceeds of certain asset dispositions. Other than these mandatory prepayments, the credit facility requires interest only payments on a quarterly basis until maturity. All outstanding principal and unpaid interest must be paid by November 10, 2010. The credit facility contains customary events of default, including, without limitation, payment defaults, cross-defaults to other material indebtedness, bankruptcy-related defaults, change of control defaults and litigation-related defaults.

     Draws made under the Company’s credit facility are normally made to fund acquisitions and for working capital requirements. During the current fiscal year, draws on the Company’s credit facility have ranged from a low of $170,600 to a high of $198,100. As of March 31, 2007, the Company had $59,900 available for working capital, internal expansion and acquisition activities under the Company’s credit facility.
     In connection with the Company’s Woodlawn acquisition on May 2, 2007, the Company borrowed approximately $33 million under its revolving credit facility ( see note 15).
(11) FINANCIAL INSTRUMENTS
     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are set forth below for the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Accounts and other receivables, trade and other accounts payable, other accrued liabilities, and due from/to affiliates — The carrying amounts approximate fair value because of the short maturity of these instruments.
Long-term debt including current installments — The carrying amount of the revolving and term loan facilities approximates fair value due to the debt having a variable interest rate.
(12) INTEREST RATE CASH FLOW HEDGES
     In April 2006, the Company entered into a cash flow hedge agreement with a notional amount of $75,000 to hedge its exposure to increases in the benchmark interest rate underlying its variable rate term loan credit facility. This interest rate swap matures in November 2010. The Company designated this swap agreement as a cash flow hedge. Under the swap agreement, the Company pays a fixed rate of interest of 5.25% and receives a floating rate based on a three-month U.S. Dollar LIBOR rate. Because this is designated as a cash flow hedge, the changes in fair value, to the extent the swap is effective, are recognized in other comprehensive income until the hedged interest costs are recognized in earnings. At the inception of the hedge, the swap was identical to the hypothetical swap as of the trade date, and will continue to be identical as long as the accrual periods and rate resetting dates for the debt and the swap remain equal. This condition results in a 100% effective swap.
     In December 2006, the Company entered into a cash flow hedge agreement with a notional amount of $40,000 to hedge its exposure to increases in the benchmark interest rate underlying its variable rate revolving credit facility. This interest rate swap matures in December 2009. The Company designated this swap agreement as a cash flow hedge. Under the swap agreement, the Company pays a fixed rate of interest of 4.82% and receives a floating rate based on a three-month U.S. Dollar LIBOR rate. Because this is designated as a cash flow hedge, the changes in fair value, to the extent the swap is effective, are recognized in other comprehensive income until the hedged interest costs are recognized in earnings. At the inception of the hedge, the swap was identical to the hypothetical swap as of the trade date, and will continue to be identical as long as the accrual periods and rate resetting dates for the debt and the swap remain equal. This condition results in a 100% effective swap.
     In December 2006, the Company entered into an interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This interest rate swap matures in March 2010. The underlying debt related to this swap was paid prior to December 31, 2006; therefore, hedge accounting was not utilized. The swap has been recorded at fair value at March 31, 2007 with an offset to current operations.
     The total fair value of the interest rate swaps agreement was a liability of approximately $693 at March 31, 2007.
     The fair value of derivative assets and liabilities are as follows:

	March 31,	December 31,
	2007	2006
Fair value of derivative assets — current	$117	$377
Fair value of derivative assets — long term	—	112
Fair value of derivative liabilities — current	—	—
Fair value of derivative liabilities — long term	(810)	(572)

Net fair value of derivatives	$(693)	$(83)

(13) COMMODITY CASH FLOW HEDGES
     The Company is exposed to market risks associated with commodity prices, counterparty credit and interest rates. Historically, the Company has not engaged in commodity contract trading or hedging activities. However, in connection with the acquisition of Prism Gas, the Company has established a hedging policy and monitors and manages the commodity market risk associated with the commodity risk exposure of the Prism Gas acquisition. In addition, the Company is focusing on utilizing counterparties for these transactions whose financial condition is appropriate for the credit risk involved in each specific transaction.
     The Company uses derivatives to manage the risk of commodity price fluctuations. Additionally, the Company manages interest rate exposure by targeting a ratio of fixed and floating interest rates it deems prudent and using hedges to attain that ratio.
     In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, all derivatives and hedging instruments are included on the balance sheet as an asset or a liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings. Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. During the three months ended March 31, 2007, certain of the Company’s derivative instruments which were designated as hedges became ineffective due to fluctuations in the basis difference between the hedged item and the hedging instrument. As a result, these hedges are now marked to market through the statement of operations for the three months ended March 31, 2007.
     The fair value of derivative assets and liabilities are as follows:

	March 31,	December 31,
	2007	2006
Fair value of derivative assets — current	$318	$882
Fair value of derivative assets — long term	—	221
Fair value of derivative liabilities — current	(186)	—
Fair value of derivative liabilities — long term	(196)	(74)

Net fair value of derivatives	$(64)	$1,029

     Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at March 31, 2007 (all gas quantities are expressed in British Thermal Units, crude oil and natural gas liquids are expressed in barrels). As of March 31, 2007, the remaining term of the contracts extend no later than December 2009, with no single contract longer than one year. The Company’s counterparties to the derivative contracts include Coral Energy Holding LP, Morgan Stanley Capital Group Inc. and Wachovia Bank.

	March 31, 2007
	Total
Transaction	Volume		Remaining Terms
Type	Per Month	Pricing Terms	of Contracts	Fair Value
Mark to Market Derivatives::
Ethane Swap	8,000 BBL	Fixed price of $28.04 settled against Mt. Belvieu Purity Ethane average monthly postings	April 2007 to December 2007	4
Crude Oil swap	5,000 BBL	Fixed price of $65.95 settled against WTI NYMEX average monthly closings	April 2007 to December 2007	129
Natural Gas swap and Natural Gas basis swap	20,000 MMBTU	Combined fixed price of $8.54 settled against “Inside FERC” Centerpoint Energy Gas Transmission Co.	April 2007 to December 2007	185

	March 31, 2007
	Total
Transaction	Volume		Remaining Terms
Type	Per Month	Pricing Terms	of Contracts	Fair Value
Crude Oil Swap	3,000 BBL	Fixed price of $69.08 settled against WTI NYMEX average monthly closings	January 2009 to December 2009	(13)

Natural Gas swap	30,000 MMBTU	Fixed price of $8.12 settled against “Inside FERC” Houston Ship Channel first of the month	January 2008 to December 2008	(145)

Total swaps not designated as cash flow hedges				$160

Cash Flow Hedges:
Crude Oil Swap	5,000 BBL	Fixed price of $66.20 settled against WTI NYMEX average monthly closings	January 2008 to December 2008	(224)

Total swaps designated as cash flow hedges				$(224)

Total net fair value of derivatives				$(64)

     Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at December 31, 2006 (all gas quantities are expressed in British Thermal Units, crude oil and natural gas liquids are expressed in barrels). As of December 31, 2006, the remaining term of the contracts extend no later than December 2009, with no single contract longer than one year. The Company’s counterparties to the derivative contracts include Coral Energy Holding LP, Morgan Stanley Capital Group Inc. and Wachovia Bank.

	December 31, 2006
	Total
	Volume		Remaining Terms
Transaction Type	Per Month	Pricing Terms	of Contracts	Fair Value
Mark to Market Derivatives::
Crude Oil swap	5,000 BBL	Fixed price of $65.95 settled against WTI NYMEX average monthly closings	May 2007 to December 2007	103
Natural Gas swap and Natural Gas basis swap	20,000 MMBTU	Combined fixed price of $8.54 settled against IF Centerpoint Energy Gas Transmission Co.	May 2007 to December 2007	556

Total swaps not designated as cash flow hedges				$659

Cash Flow Hedges:

Ethane Swap	8,000 BBL	Fixed price of $28.04 settled against Mt. Belvieu Purity Ethane average monthly postings	May 2007 to December 2007	223

Crude Oil Swap	5,000 BBL	Fixed price of $66.20 settled against WTI NYMEX average monthly closings	May 2008 to December 2008	(74)

Natural Gas swap	30,000 MMBTU	Fixed price of $8.12 settled against IF Houston Ship Channel first of the month	May 2008 to December 2008	155

Crude Oil Swap	3,000 BBL	Fixed price of $69.08 settled against WTI NYMEX average monthly closings	May 2009 to December 2009	66

Total swaps designated as cash flow hedges				$370

Total net fair value of derivatives				$1,029

     On all transactions where the Company is exposed to counterparty risk, the Company analyzes the counterparty’s financial condition prior to entering into an agreement, and has established a maximum credit limit threshold pursuant to its hedging policy, and monitors the appropriateness of these limits on an ongoing basis.
     As a result of the Prism Gas acquisition, the Company is exposed to the impact of market fluctuations in the prices of natural gas, natural gas liquids (“NGLs”) and condensate as a result of gathering, processing and sales activities. Prism Gas gathering and processing revenues are earned under various contractual arrangements with gas producers. Gathering revenues are generated through a combination of fixed-fee and index-related arrangements. Processing revenues are generated primarily through contracts which provide for processing on percent-of-liquids (POL) and percent-of-proceeds (POP) basis. Prism Gas has entered into hedging transactions through 2009 to protect a portion of its commodity exposure from these contracts. These hedging arrangements are in the form of swaps for crude oil, natural gas and ethane.
     Based on estimated volumes, as of March 31, 2007, Prism Gas had hedged approximately 55%, 46%, and 14% of its commodity risk by volume for 2007, 2008, and 2009, respectively. The Company anticipates entering into additional commodity derivatives on an ongoing basis to manage its risks associated with these market fluctuations, and will consider using various commodity derivatives, including forward contracts, swaps, collars, futures and options, although there is no assurance that the Company will be able to do so or that the terms thereof will be similar to the Company’s existing hedging arrangements. In addition, the Company will consider derivative arrangements that include the specific NGL products as well as natural gas and crude oil.
     The Company’s principal customers with respect to Prism Gas’ natural gas gathering and processing are large, natural gas marketing services, oil and gas producers and industrial end-users. In addition, substantially all of the Company’s natural gas and NGL sales are made at market-based prices. The Company’s standard gas and NGL sales contracts contain adequate assurance provisions which allows for the suspension of deliveries, cancellation of agreements or continuance of deliveries to the buyer unless the buyer provides security for payment in a form satisfactory to the Company.
(14) COMMITMENTS AND CONTINGENCIES
     From time to time, the Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.
(15) SUBSEQUENT EVENT
     On May 2, 2007, the Company acquired the outstanding stock of Woodlawn Pipeline Company, Inc. (“Woodlawn”), a natural gas gathering and processing company with integrated gathering and processing assets in East Texas for $30,638. In addition, the Company purchased a compressor for $400 from an affiliate of the selling parties. In conjunction with this transaction, the Company also acquired a pipeline that delivers residue gas from the Woodlawn gas processing plant to the Texas Eastern Transmission pipeline system for $2,139.